UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ditech Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25501G105

(CUSIP Number)

Lance Friedler
c/o Phoenix Investment Adviser LLC

420 Lexington Avenue, Suite 2040

(212) 359-6200

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
JLP Credit Opportunity Master Fund Ltd

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D/A	Page 2 of 8

1. Names of Reporting Persons.
Mercer QIF Fund PLC - Mercer Investment Fund 1

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D/A	Page 3 of 8

1. Names of Reporting Persons.
JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
PN

CUSIP No. 25501G105	13D/A	Page 4 of 8

1. Names of Reporting Persons.
Phoenix Investment Adviser, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
OO

CUSIP No. 25501G105	13D/A	Page 5 of 8

1. Names of Reporting Persons.
Jeffrey Peskind

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
IN

CUSIP No. 25501G105	13D/A	Page 6 of 8

This Amendment No. 4 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on June 5, 2018, Amendment No. 1 thereto filed on July 20, 2018, Amendment No. 2 thereto filed on November 2, 2018, and Amendment No. 3 thereto filed on November 30, 2018 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ditech Holding Corporation (the “Issuer”). This Amendment No. 4 is filed jointly by (i) JLP Credit Opportunity Master Fund Ltd (“COF”), (ii) Mercer QIF Fund PLC – Mercer Investment Fund 1 (“Mercer”), (iii) JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P. (“IDF”), (iv) Phoenix Investment Adviser LLC (“Phoenix”), and (v) Jeffrey Peskind (collectively, the “Reporting Persons”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on June 5, 2018, Amendment No. 1 thereto filed on July 20, 2018, Amendment No. 2 thereto filed on November 2, 2018, and Amendment No. 3 thereto filed on November 30, 2018.

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 1. SECURITY AND ISSUER

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by inserting the following:

On December 14, 2018, COF, Mercer, and IDF sold 2,312, 1,279, and 619 shares of Mandatorily Convertible Preferred Stock, respectively, at $0.03 per share in open market transactions. As a result of these transactions, the Reporting Persons are no longer holders of record of Mandatorily Convertible Preferred Stock of the Issuer.

(a)          See also the information contained on the cover pages of this Amendment No. 4 to Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 5,189,300 shares of Common Stock outstanding as of November 9, 2018 (as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2018).

(b)          See also the information contained on the cover pages of this Amendment No. 4 to Schedule 13D, which is incorporated herein by reference.

(c)          Except as described in this Amendment No. 4 to Schedule 13D, no reportable transactions by the Reporting Persons have occurred with respect to the Issuer’s Common Stock since Amendment No. 3 was filed on November 30, 2018.

(d)          Not applicable.

(e)          On December 14, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

CUSIP No. 25501G105	13D/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2018

JLP Credit Opportunity Master Fund Ltd

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Director

Mercer QIF Fund PLC – Mercer Investment Fund 1

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JLP CREDIT OPPORTUNITY IDF SERIES OF SALI MULTI-SERIES FUND, L.P.

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

PHOENIX INVESTMENT ADVISER LLC

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JEFFREY PESKIND

/s/ Jeffrey Peskind

CUSIP No. 25501G105	13D/A	Page 8 of 8